FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

GRUPO FINANCIERO HSBC, S.A. DE C.V.
THIRD QUARTER 2011 FINANCIAL RESULTS - HIGHLIGHTS

  Net income before taxes for the nine months to 30 September 2011 was MXN3,776m, an increase of MXN1,457m or 62.8% compared with MXN2,319m for the same period of 2010. The 2011 results were affected by restructuring charges, the majority of which related to a reorganisation of the bank's regional services. Excluding the effect of these charges, net income before taxes would have beenMXN4,866m, up by MXN2,547m or 109.8% compared to the same period of 2010.

  Net income for the nine months to 30 September 2011 was MXN2,720m, an increase of MXN833m or 44.1% compared to the same period of 2010. Excluding the effect of the restructuring charges, net income would have been MXN3,483m, up MXN1,596m or 84.6% compared with the nine months to September 2010.

   Total operating income, net of loan impairment charges, for the nine months to 30 September 2011 was MXN22,566m, an increase of MXN3,835m or 20.5% compared with MXN18,732m for the same period of 2010.

  Loan impairment charges for the nine months to 30 September 2011 were MXN4,750m, a decrease of MXN2,758m or 36.7% compared with MXN7,508m for the same period of 2010.
  Net loans and advances to customers were MXN177.1bn at 30 September 2011, an increase of MXN24.2bn or 15.8% compared with MXN152.9bn at 30 September 2010. Total impaired loans as a percentage of gross loans and advances to customers remained at 3.6%, as reported at 30 September 2010. The coverage ratio (allowance for loan losses divided by impaired loans) was 158.4% compared with 175.2% at 30 September 2010.

  At 30 September 2011, deposits were MXN280.7bn, an increase of MXN35.0bn or 14.2% compared with MXN245.8bn at 30 September 2010.

   Return on equity was 7.4% for the nine months to 30 September 2011 compared with 5.2% for the same period in 2010.

   At 30 September 2011, the bank's capital adequacy ratio was 15.2% and the tier 1 capital ratio was 11.6% compared with 15.9% and 12.3% respectively at 30 September 2010.

   From the first quarter of 2011, regulatory requirements issued by the Comisión Nacional Bancaria y de Valores (CNBV) require financial figures for both the insurance and bond companies, HSBC Seguros and Fianzas Mexico respectively, to be presented on a consolidated basis. As a result, the nine months to 30 September 2010 financial results have been re-stated to be comparable with the same period of 2011.

  The sale of HSBC Afore, S.A. de C.V. to Principal Financial Group, S.A. de C.V. was successfully completed in August 2011.

HSBC Mexico S.A. (the bank) is Grupo Financiero HSBC, S.A. de C.V.'s (Grupo Financiero HSBC) primary subsidiary company and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file financial information on a quarterly basis (in this case for the nine months to 30 September 2011) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.

Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles).

Overview

Despite the current global economic uncertainties, the Mexican economy is expected to be able to withstand any potential economic slow-down, especially in the US. This is based on Mexico's sound macroeconomic position, a competitive and diversified exports base and a stronger domestic market.

Inflation is expected to be 3.5% for 2011 and no change is expected to monetary policy interest rates until the fourth quarter of 2012.

For the nine months to 30 September 2011, Grupo Financiero HSBC's net income was MXN2,720m, an increase of MXN833m or 44.1% compared with the same period of 2010. Higher trading income and lower impairment charges were partially offset by lower net interest income, net fee income and increased administrative expenses, the latter largely impacted by the restructuring charges incurred during the first half of 2011.

Net interest income was MXN16,129m, a decrease of MXN187m or 1.1% compared with the same period of 2010. This decline was mainly driven by higher funding costs and a contraction in spreads coupled with lower balances in the credit card portfolio, which were partially offset by higher spreads on available-for-sale securities.

Loan impairment charges were MXN4,750m, a decline of MXN2,758m or 36.7% compared with the same period of 2010. This decrease is due to a general improvement in credit quality across our portfolios and lower credit card volumes. In addition, a new credit provisioning methodology for States & Municipalities was approved by the CNBV and applied in September 2011. This resulted in a net release of MXN108.7m. The new methodology is based on an expected loss approach.

Net fee income was MXN4,448m, a decrease of MXN439m or 9.0% compared with the same period of 2010. This reduction was mainly a result of lower credit card volumes as well as reduced account services and ATM fees. Regulatory restrictions applied since the beginning of the current year affected fee income by limiting the fees that can be charged for ATM and customer deposit services.

Trading income was MXN2,502m, an increase of MXN141m or 6.0% compared with the same period of 2010. The improvement in trading income is mainly the result of a strong performance in derivatives and the sale of one of our equity investments, partially offset by lower foreign exchange and debt trading results.

Other operating income was MXN4,237m, an increase of MXN1,562m or 58.4% compared to the same period of 2010. This increase is driven by the gain on the sale and leaseback of certain branches in the network, the sale of HSBC Afore, tax recoveries from previous years and lower operational losses recognised during the year.

Administrative and personnel expenses were MXN18,825m, an increase of MXN2,410m or 14.7% compared with the same period of 2010. This increase is mainly driven by IT-related costs, higher personnel expenses and restructuring charges. Excluding the effect of the restructuring charges, the increase in expenses would have been MXN1,320m or 8.0% compared with the same period of 2010.

The performance of non-banking subsidiaries contributed positively to Grupo Financiero HSBC's results, particularly HSBC Seguros, which reported a net profit of MXN1,094m for the nine months to 30 September 2011, a 14.4% increase when compared with the same period of 2010. The higher results reported by HSBC Seguros were driven by increased product sales, mainly life products, reflecting a 7.3% increase in earned premiums, in addition to flat operating expenses. The claims ratio decreased by 4.9% when compared to the same period of 2010, mainly due to (T-5) individual life products.

Net loans and advances to customers increased MXN24.2bn or 15.8% to MXN177.1bn at 30 September 2011 compared to 30 September 2010. This increase is mainly driven by growth in the commercial portfolio. The consumer portfolio also increased, driven by higher personal and payroll loans, which more than offset a decrease in credit cards.

At 30 September 2011, total impaired loans increased by 11.2% to MXN6.5 bn compared with 30 September 2010, mainly as a result of recent restructures, partially offset by a reduction in impaired consumer loans, as collections and underwriting processes were tightened. Total impaired loans as a percentage of gross loans and advances to customers remained at 3.6% as reported at 30 September 2010.

Total loan loss allowances at 30 September 2011 were MXN10.2bn, an increase of MXN52m or 0.5% compared to 30 September 2010. The total coverage ratio (allowance for loan losses divided by impaired loans) was 158.4% at 30 September 2011 compared with 175.2% at 30 September 2010. This reduction in the coverage ratio is mainly the result of increased impaired loans.

Total deposits were MXN280.7bn at 30 September 2011, an increase of MXN35.0bn or 14.2% compared with 30 September 2010. This is the result of increased sales efforts and targeted promotions particularly for 'Advance', 'Inversion diaria', 'Inversion Express' and 'Premier' deposit products.

At 30 September 2011, the bank's capital adequacy ratio was 15.2% compared with 15.9% at 30 September 2010. The tier 1 capital ratio was 11.6% compared with 12.3% at 30 September 2010.

In March 2011, the bank paid a dividend of MXN1,800m representing MXN1.095 per share to Grupo Financiero HSBC and Grupo Financiero HSBC paid a dividend of MXN3,520m representing MXN1.377 per share.

Business highlights

Retail Banking and Wealth Management (RBWM)

RBWM achieved strong sales in its consumer portfolio and continued repositioning the wealth management business from a product-focused approach to a relationship approach.

Our sales focus was targeted through campaigns aimed at providing solutions to customers' needs based on business intelligence; understanding our customers through their spending and saving patterns and proposing solutions using customer relationship management capabilities, and cross-selling to our existing customer base and expanding our payroll base.

Special focus continues to be placed on leveraging our global banking and commercial banking relationships to cross-sell our payroll service capabilities. As a result, personal and payroll loans sales reported a 63% year-on-year growth while balances increased 85% year-on-year.

Credit card balances across the industry remained flat. However, we have increased credit card sales by 4% compared to the last quarter. Average credit card balances decreased 5.7%, from MXN16,405m to MXN15,478m. During the period, several strategies were launched aimed at reducing the credit card seasonal balance decrease with campaigns such as purchases on instalments, balance transfers, credit limit increases and extended preferential rates

During the third quarter of the year, customer deposits, both time and demand, increased MXN12.5bn compared to 30 September 2010.

Commercial Banking

During the third quarter of 2011, Commercial Banking continued to report growth in deposits, up by 25%, while loans have increased 12%, both compared to 30 September 2010.

Our business proposition for Corporate & Structured Banking was established in three of the country's main cities (Mexico City, Guadalajara and Monterrey), which should enable us to provide specialised services to our corporate customers such as international trade, treasury and investment banking.

Several initiatives have been implemented aimed to support the underwriting of business banking credit facilities, such as preferential interest rates on first draw-downs and benefits to current customers.

We have continued to manage our State and Municipalities portfolio actively through continuous contact and advice to this segment's customers.

Global Banking and Markets

As of 30 September 2011, Global Markets continued to report good revenues in balance sheet management and trading.

In the Debt Capital Markets business, Grupo Financiero HSBC continued to consolidate its position as a leading underwriter in Mexico, maintaining its second place in the local debt capital market league tables. As of September 2011, we have placed and participated in bond issuances for a total transaction amount of MXN112.1bn, including United Mexican States (UMS), CEMEX, Inbursa, Santander, INFONAVIT, Bancomext, Alsea, Gas Natural, Interacciones, Scotiabank, Cadena Mexicana de Exhibición and ICA.

For the nine months to 30 September 2011, Global Banking's credit and lending business originated new lending to corporate clients in excess of MXN17.7bn, compared to MXN7.6bn for the same period of 2010.

The Project and Export Finance business also reported a strong performance, executing transactions worth US$570m.

We continued focussing on customer onboarding processes, developing incremental Global Market product business and executing transactions for Global Banking clients.

Global Banking continued to grow average balances, particularly in Client Bank Deposits which have reported a 61% increase in average balances compared to 30 September 2010.

Sale of HSBC Afore to Principal Financial Group

On 11 April 2011, Grupo Financiero HSBC signed an agreement to sell HSBC Afore, S.A. de C.V., its pension funds management business, to Principal Financial Group, S.A. de C.V. ('Principal') for a cash consideration of MXN2,360m (approximately US$198m). This sale transaction was successfully completed in August 2011.

Grupo Financiero HSBC 2011 financial results as reported to HSBC Holdings plc, our ultimate parent company, under International Financial Reporting Standards (IFRS)

For the nine months to 30 September 2011, on an IFRS basis, Grupo Financiero HSBC reported pre-tax profits of MXN7,231m, an increase of MXN2,899m or 66.9% compared with MXN4,332m in the first nine months of 2010. The 2011 results were affected by restructuring charges, the majority of which related to a reorganisation of the bank's regional services. Excluding the effect of these charges, net income before taxes would have been MXN8,321m, up by MXN3,989m or 92.1% compared to the same period of 2010.

The lower profit reported under Mexican GAAP is largely due to lower loan impairment charges as result of the different provisioning methodologies and the amount recognised as profit on the sale of the pension funds management business (Afore). The goodwill allocated under IFRS on the disposal of Afore is based on the goodwill held in the Grupo Financiero HSBC legal entity, but allocated on the HSBC Group cash generating unit basis. A reconciliation and explanation between the Mexican GAAP and IFRS results is included with the financial statements of this document.

About HSBC

Grupo Financiero HSBC, is one of the leading financial groups in Mexico with 1,078 branches, 6,062 ATMs, approximately eight and a half million total customer accounts and more than 19,000 employees. For more information, visit www.hsbc.com.mx.

Grupo Financiero HSBC is a 99.99% directly owned subsidiary of HSBC Latin America Holdings (UK) Limited, which is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. With around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa and with assets of US$2,691bn at 30 June 2011, HSBC is one of the world's largest banking and financial services organisations.

For further information contact:

London
Brendan McNamara	Alastair Brown
Group Media Relations	Investor Relations
Telephone: +44 (0)20 7991 0655	Telephone: +44 (0)20 7992 1938

Mexico City
Lyssette Bravo	Yordana Aparicio
Public Affairs	Investor Relations
Telephone: +52 (55) 5721 2888	Telephone: +52 (55) 5721 5192

Consolidated Balance Sheet

	GROUP		BANK
Figures in MXN millions	30 Sep	30 Sep	30 Sep	30 Sep
	2011	2010	2011	2010
Assets

Cash and deposits in banks	55,376	70,241	55,376	70,238

Margin accounts	-	2	-	2

Investment in securities	163,264	162,002	145,470	146,757
Trading securities	37,699	53,076	27,757	46,020
Available-for-sale securities	110,467	92,815	110,467	92,516
Held to maturity securities	15,098	16,111	7,246	8,221

Repurchase agreements	7,668	-	7,668	-

Derivative transactions	50,979	35,337	50,979	35,337

Performing loans
Commercial loans	100,133	78,507	100,133	78,507
Loans to financial intermediaries	6,341	7,051	6,341	7,051
Consumer loans	29,101	27,076	29,101	27,076
Mortgage loans	17,828	19,302	17,828	19,302
Loans to government entities	21,880	25,343	21,880	25,343
Total performing loans	175,283	157,279	175,283	157,279
Impaired loans
Commercial loans	2,014	1,809	2,014	1,809
Consumer loans	1,256	1,826	1,256	1,826
Mortgage loans	1,839	2,176	1,839	2,176
Loans to government entities	1,352	-	1,352	-
Total impaired loans	6,461	5,811	6,461	5,811
Gross loans and advances to customers	181,744	163,090	181,744	163,090
Allowance for loan losses	(10,231)	(10,179)	(10,231)	(10,179)
Receivable	5,600	-	5,600	-
Net loans and advances to customers	177,113	152,911	177,113	152,911
Premium receivables	295	308	-	-
Accounts receivables from reinsurers and rebonding companies	284	419	-	-
Other accounts receivable	30,916	44,835	30,948	44,931
Foreclosed assets	195	167	191	167
Property, furniture and equipment, net	8,074	7,936	8,073	7,932
Long-term investments in equity securities	250	195	170	119
Long-term assets available for sale	2	2,431	3	-
Deferred taxes	5,508	4,102	5,386	4,088
Goodwill	1,218	1,218	-	-
Other assets, deferred charges and intangibles	5,135	5,075	4,642	4,623
Total assets	506,277	487,179	486,019	467,105

	GROUP		BANK
Figures in MXN millions	30 Sep	30 Sep	30 Sep	30 Sep
	2011	2010	2011	2010
Liabilities
Deposits	280,728	245,777	281,464	245,986
Demand deposits	159,366	143,392	160,102	143,601
Time deposits	117,100	98,123	117,100	98,123
Issued credit securities	4,262	4,262	4,262	4,262

Bank deposits and other liabilities	28,927	13,869	28,927	13,869
On demand	-	3,000	-	3,000
Short-term	27,243	9,282	27,243	9,282
Long-term	1,684	1,587	1,684	1,587

Repurchase agreements	17,176	38,176	22,598	42,476
Stock borrowing	4	-	4	-
Settlement accounts	-	10,606	-	10,606
Collateral sold	12,095	8,715	6,673	4,415
Derivative transactions	50,669	38,175	50,669	38,175
Technical reserves	10,778	10,389	-	-
Reinsurers	90	140	-	-
Other payable accounts	45,965	60,553	46,680	59,741
Income tax	1,996	1,466	1,113	1,001
Contributions for future capital increases	-	-	2,013	-
Sundry creditors and other accounts Payable	43,969	59,087	43,554	58,740

Subordinated debentures outstanding	10,435	10,074	10,435	10,074

Deferred taxes	622	762	587	724

Total liabilities	457,489	437,236	448,037	426,066

Equity
Paid in capital	32,673	32,678	25,605	25,605
Capital stock	5,111	9,434	5,087	5,087
Additional paid in capital	27,562	23,244	20,518	20,518

Other reserves	16,105	17,253	12,374	15,431
Capital reserves	1,832	1,726	11,069	14,449
Retained earnings	11,262	13,058	-301	-
Result from the mark-to-market of available-for-sale securities	758	890	758	750
Result from cash flow hedging transactions	(467)	(308)	(467)	(308)
Net income	2,720	1,887	1,315	540
Minority interest in capital	10	12	3	3
Total equity	48,788	49,943	37,982	41,039
Total liabilities and equity	506,277	487,179	486,019	467,105

	GROUP		BANK
Figures in MXN millions	30 Sep	30 Sep	30 Sep	30 Sep
	2011	2010	2011	2010
Memorandum Accounts	2,967,174	2,626,413	2,872,208	2,512,847

Third party accounts	96,899	86,560	51,821	51,096
Clients current accounts	-169	-37	-	-
Custody operations	33,640	25,462	-	-
Transactions on behalf of clients	11,607	10,039	-	-
Third party investment banking operations, net	51,821	51,096	51,821	51,096

Proprietary position	2,870,275	2,539,853	2,820,387	2,461,751
Guarantees granted	14	21	14	21
Contingent assets and liabilities	95	119	95	119
Irrevocable lines of credit granted	19,193	17,785	19,193	17,785
Goods in trust or mandate	313,369	282,699	313,370	282,699
Goods in custody or under administration	253,350	265,633	248,240	260,522
Collateral received by the institution	35,774	8,504	35,774	8,432
Collateral received and sold or delivered as guarantee	36,971	12,037	31,561	7,739
Values in deposit	53	53	-	-
Suspended interest on impaired loans	230	258	230	258
Recovery guarantees for issued bonds	34,191	48,011	-	-
Paid claims	56	13	-	-
Cancelled claims	24	17	-	-
Responsibilities from bonds in force	3,416	3,591	-	-
Other control accounts	2,173,539	1,901,112	2,171,910	1,884,176

Consolidated Income Statement

	GROUP		BANK
Figures in MXN millions	30 Sep	30 Sep	30 Sep	30 Sep
	2011	2010	2011	2010
Interest income	22,674	21,459	22,098	20,972
Interest expense	(7,534)	(6,012)	(7,548)	(6,005)

Earned premiums	2,277	2,171	-	-
Increase in technical reserves	(214)	(228)	-	-
Claims	(1,074)	(1,074)	-	-

Net interest income	16,129	16,316	14,550	14,967

Loan impairment charges	(4,750)	(7,508)	(4,750)	(7,508)
Risk-adjusted net interest income	11,379	8,808	9,800	7,459

Fees and commissions receivable	5,953	6,537	5,649	6,271

Fees payable	(1,505)	(1,650)	(1,063)	(1,020)

Trading income	2,502	2,361	2,011	1,905

Other operating income	4,237	2,675	4,313	3,057

Total operating income	22,566	18,731	20,710	17,672

Administrative and personnel expenses	(18,825)	(16,415)	(19,031)	(16,795)

Net operating income	3,741	2,316	1,679	877

Undistributed income from subsidiaries	35	3	35	-

Net income before taxes	3,776	2,319	1,714	877
Income tax	(1,524)	(1,003)	(652)	(543)
Deferred income tax	275	229	234	197
Net income before discontinued operations	2,527	1,545	1,296	531

Discontinued operations	173	333	-	-

Minority interest	20	9	19	9

Net income	2,720	1,887	1,315	540

Consolidated Statement of Changes in Shareholders' Equity

GROUP

	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Figures in MXN millions
Balances at 1 January 2011	32,673	1,726	13,058	140	(213)	2,119	10	49,513

Movements inherent to the shareholders' decision
Transfer of result of prior years	-	106	2,013	-	-	(2,119)	-	-
Cash dividends	-	-	(3,520)	-	-	-	-	(3,520)
Other	-	-	(289)	-	-	-	-	(289)
Total	-	106	(1,796)	-	-	(2,119)	-	(3,809)

Movements for the recognition of the comprehensive income

Net income	-	-	-	-	-	2,720	-	2,720
Result from valuation of available- for-sale securities	-	-	-	618	-	-	-	618
Result from cash flow hedging transactions	-	-	-	-	(254)	-	-	(254)
Total	-	-	-	618	(254)	2,720	-	3,084
Balances at 30 September 2011	32,673	1,832	11,262	758	(467)	2,720	10	48,788

BANK

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Balances at 1 January 2011	25,605	12,436	-	(48)	(213)	420	3	38,203

Movements inherent to the shareholders' decision
Transfer of result of prior years	-	-	420	-	-	(420)	-	-
Constitution of reserves	-	433	(433)	-	-	-	-	-
Cash dividends	-	(1,800)	-	-	-	-	-	(1,800)
Other	-	-	(289)	-	-	-	-	(289)
Total	-	(1,367)	(302)	-	-	(420)	-	(2,089)

Movements for the recognition of the comprehensive income
Net income	-	-	-	-	-	1,315	-	1,315
Result from valuation of available- for-sale securities	-	-	-	806	-	-	-	806
Result from cash flow hedging transactions	-	-	-	-	(254)	-	-	(254)
Others	-	-	1	-	-	-	-	1
Total	-	-	1	806	(254)	1,315	-	1,868
Balances at 30 September 2011	25,605	11,069	(301)	758	(467)	1,315	3	37,982

Consolidated Statement of Cash Flows

GROUP

Figures in MXN millions	30 Sep 2011

Net income	2,720
Adjustments for items not involving cash flow:	10,644
Gain or loss on appraisal of activities associated with investment & financing	(1,074)
Allowances for loan losses	4,771
Depreciation and amortisation	1,951
Provisions	3,414
Income tax and deferred taxes	1,249
Technical reserves	214
Discontinued operations	173
Undistributed income from subsidiaries	(54)

Changes in items related to operating activities:
Margin accounts	42
Investment securities	(20,359)
Repurchase agreements	(5,812)
Stock borrowing	3
Derivative (assets)	(21,784)
Loan portfolio	(14,139)
Receivables	(5,600)
Foreclosed assets	(53)
Operating assets	(7,915)
Deposits	27,394
Bank deposits and other liabilities	6,996
Settlement accounts	(2,359)
Creditors repo transactions	(12,736)
Collateral sold or delivered as guarantee	312
Derivative (liabilities)	20,124
Subordinated debentures outstanding	427
Accounts receivables from reinsurers and coinsurers	(284)
Accounts receivables from premiums	(295)
Reinsurers and bonding	90
Other operating liabilities	26,900
Funds provided by operating activities	(9,048)

Investing activities:
Acquisition of property, furniture and equipment	3,813
Intangible asset acquisitions	(268)
Funds used in investing activities	3,545

Financing activities:
Cash dividends	(3,520)
Others	(289)
Funds used in financing activities	(3,809)

Financing activities:
Decrease in cash and equivalents	4,052
Cash and equivalents at beginning of period	51,324
Cash and equivalents at end of period	55,376

BANK

Figures in MXN millions	30 Sep 2011

Net income	1,315
Adjustments for items not involving cash flow:	9,426
Gain or loss on appraisal of activities associated with investment & financing	(1,072)
Allowances for loan losses	4,769
Depreciation and amortisation	1,951
Provisions	3,414
Income tax and deferred taxes	418
Undistributed income from subsidiaries	(54)

Changes in items related to operating activities:
Margin accounts	42
Investment securities	(5,295)
Repurchase agreements	(5,812)
Derivative (assets)	(21,785)
Loan portfolio	(14,139)
Receivables	(5,600)
Foreclosed assets	(50)
Operating assets	(8,075)
Deposits	27,852
Bank deposits and other liabilities	6,996
Settlement accounts	(2,359)
Creditors repo transactions	(12,270)
Stock borrowing	3
Collateral sold or delivered as guarantee	(154)
Derivative (liabilities)	20,124
Subordinated debentures outstanding	427
Other operating liabilities	16,335
Funds provided by operating activities	(3,760)

Investing activities:
Acquisition of property, furniture and equipment	(951)
Intangible asset acquisitions	111
Funds used in investing activities	(840)

Financing activities:
Cash dividends	(1,800)
Other	(289)
Funds used in financing activities	(2,089)

Financing activities:
Decrease in cash and equivalents	4,052
Cash and equivalents at beginning of period	51,324
Cash and equivalents at end of period	55,376

Differences between Mexican GAAP and International Financial Reporting Standards (IFRS)

Grupo Financiero HSBC

HSBC Holdings plc, the ultimate parent of Grupo Financiero HSBC, reports its results under International Financial Reporting Standards (IFRS). Set out below is a reconciliation of the results of Grupo Financiero HSBC from Mexican GAAP to IFRS for the nine months ended 30 September 2011 and an explanation of the key reconciling items.

30 Sep
Figures in MXN millions	2011

Grupo Financiero HSBC - Net Income Under Mexican GAAP	2,720

Differences arising from:

Valuation of defined benefit pensions and post retirement healthcare benefitsW	72
Acquisition costs relating to long-term investment contractsW	(5)
Deferral of fees received and paid on the origination of loans	9
Loan impairment chargesW	774
Purchase accounting adjustmentsW	(146)
Recognition of the present value in-force of long-term insurance contractsW	131
Sale of 100% of the outstanding shares of a Social Security Company (Afore) W	976
OtherW	834
Net income under IFRS	5,365
US dollar equivalent (millions)	443
Add back tax expense	1,866
Profit before tax under IFRS	7,231
US dollar equivalent (millions)	597
Exchange rate used for conversion	12.11

W Net of tax at 30%.

Summary of key differences between Grupo Financiero HSBC's results as reported under Mexican GAAP and IFRS

Valuation of defined benefit pensions and post retirement healthcare benefits
Mexican GAAP
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method and real interest rates.

IFRS
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method. The net charge to the income statement mainly comprises the current service cost, plus the unwinding of the discount rate on plan liabilities, less the expected return on plan assets, and is presented in operating expenses. Past service costs are charged immediately to the income statement to the extent that the benefits have vested, and are otherwise recognised on a straight-line basis over the average period until the benefits vest. Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions. Actuarial gains and losses are recognised in other comprehensive income in the period in which they arise.

Acquisition costs of long-term investment contracts
Mexican GAAP
All costs related to the acquisition of long-term investment contracts are expensed as they are incurred.

Summary of key differences between Grupo Financiero's results as reported under Mexican GAAP and IFRS (continued)

IFRS
Incremental costs relating to the acquisition of long-term investment contracts are deferred and amortised over the expected life of the contract.

Fees paid and received on the origination of loans
Mexican GAAP
From 1 January 2007, loan origination fees are required to be deferred and amortised over the life of the loan on a straight line basis. Prior to 2007, loan origination fees were recognised up-front.

IFRS
Fees and expenses received or paid on origination of a loan that are directly attributable to the origination of that loan are accounted for using the effective interest rate method over the expected life of the loan. This policy has been in effect since 1 January 2005.

Loan impairment charges
Mexican GAAP
Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish methodologies for determining the amount of provision for each type of loan.

IFRS
Impairment losses on collectively assessed loans are calculated as follows:

·
When appropriate empirical information is available, the Bank utilises roll rate methodology. This methodology employs statistical analysis of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of events occurring before the balance sheet date which the Bank is not able to identify on an individual loan basis, and that can be reliably estimated.

·	In other cases, loans are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss.

Impairment losses on individually assessed loans are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loans current carrying value.

Purchase accounting adjustments
Purchase accounting adjustments arose from the valuation of assets and liabilities on acquiring Grupo Financiero Bital in November 2002 under IFRS. Under Mexican GAAP, a different valuation methodology is applied.

Recognition of present value of in-force long-term life insurance contracts
Mexican GAAP
The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comisión Nacional de Seguros y Fianzas).

IFRS
A value is placed on insurance contracts that are classified as long-term insurance business and are in-force at the balance sheet date. The present value of in-force long-term insurance business is determined by discounting future earnings expected to emerge from business currently in force using appropriate assumptions in assessing factors such as recent experience and general economic conditions.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 31 October, 2011